

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2025

Ariah-Hossein Rastegar
Chief Executive Officer
Rastegar Income Fund III Inc.
515 S Capital of Texas Highway
Suite 240
Austin, TX 78746

> **Re: Rastegar Income Fund III Inc.**
> **Offering Statement on Form 1-A**
> **Filed March 11, 2025**
> **File No. 024-12582**

Dear Ariah-Hossein Rastegar:

Our preliminary review of your filing indicates that it fails to comply with the requirements of the form or the terms, conditions or requirements of Regulation A. Because of these serious deficiencies, you should not assume that your filing constitutes a Preliminary Offering Circular or that the Regulation A exemption from Securities Act registration is available for this transaction.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request qualification of the offering statement in its present form, we would likely recommend that the Commission deny the request and take any other appropriate action under Regulation A.

Please contact XXXXXXXXXXX at XXX-XXX-XXXX with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction